Exhibit 12

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
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                                                                                                                         Six Months
(in thousands)                                                                  Year Ended September 30,                   Ended
                                                               --------------------------------------------------------   March 31,
                                                                    2001        2002     2003        2004        2005       2006
                                                               ---------------------------------------------------------------------
Fixed Charges Computation
  Interest expensed and capitalized                              $    145   $    417   $ 12,060    $ 13,857   $ 49,043     $ 17,771
  Amortized premiums, discounts, and capitalized
    expenses related to indebtedness                                   79        136      3,857       6,031     10,634        1,626
  Reasonable approximation of interest within rental expense           20         72      1,139       1,462      2,433        1,474
                                                               ---------------------------------------------------------------------
Total Fixed Charges                                                   244        625     17,056      21,350     62,110       20,871

Preferred equity dividends                                            113          -          -           -          -            -
                                                               ---------------------------------------------------------------------
Total Fixed Charges and Preferred Equity Dividends               $    357   $    625   $ 17,056    $ 21,350   $ 62,110     $ 20,871
                                                               =====================================================================


Earnings Computation
  Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or
    income or loss from equity investees                         $ 14,468   $ 40,236   $ 60,081    $105,107   $163,808     $ 64,846
Plus
     Fixed charges                                                    357        625     17,056      21,350     62,110       20,871
Minus
     Interest capitalized                                               -          -        230         435        464          359
                                                               ---------------------------------------------------------------------
Total Earnings                                                     14,825   $ 40,861   $ 76,907    $126,022   $225,454     $ 85,358
                                                               =====================================================================

Ratio of Earnings to Combined Fixed Charges and
   Preferred Stock Dividends                                        41.53      65.38       4.51        5.90       3.63         4.09
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